SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               ------------------

                                (Amendment No. 4)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(A)

                            Tops Appliance City, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

  Common Stock, No Par Value Per Share                        890910102
-----------------------------------------    -----------------------------------
     (Title of class of securities)                (CUSIP number) Bay Harbour

                                 Management L.C.
                          Tower Investment Group, Inc.
                               Steven A. Van Dyke
                          Bay Harbour Investments, Inc.
                             Bay Harbour 90-1, Ltd.
                              Trophy Hunters, Inc.
                         Trophy Hunter Investments, Ltd.
                  777 South Harbour Island Boulevard, Suite 270
                              Tampa, Florida 33602
                                 (813) 272-1992

                           Bay Harbour Partners, Ltd.
                                 Lipstick, Ltd.
                                 c/o MeesPierson
                        Charlotte House, Charlotte Street
                                 Nassau, Bahamas

                              Douglas P. Teitelbaum
                          885 Third Avenue, 34th Floor
                            New York, New York 10022
                                 (212) 371-2211
--------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                February 23, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                            (Continued on the following pages)
                                   (Page 1 of 18 Pages)



NY2:\285596\03\64D803!.DOC\22345.0001

--------------------------------------------------------------------------------
CUSIP No. 890910102                    13D                     Page 4 of 18
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:                Steven A. Van Dyke

     IRS IDENTIFICATION NO. OF ABOVE PERSON:  N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                (a)  [x]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:                       OO, PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e):                                                         [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:    United States
--------------------------------------------------------------------------------
NUMBER OF SHARES     7        SOLE VOTING POWER:             -0-
--------------------------------------------------------------------------------
BENEFICIALLY         8        SHARED VOTING POWER:     6,052,148
  OWNED BY
--------------------------------------------------------------------------------
   EACH              9        SOLE DISPOSITIVE POWER:        -0-
REPORTING
--------------------------------------------------------------------------------
PERSON WITH          10       SHARED DISPOSITIVE POWER: 6,052,148
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON:                             6,052,148
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    44.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:                            IN, HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 890910102                    13D                     Page 4 of 18
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:                Douglas P. Teitelbaum

     IRS IDENTIFICATION NO. OF ABOVE PERSON:  N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                (a)  [x]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:                       OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e):                                                         [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:    United States
--------------------------------------------------------------------------------
NUMBER OF SHARES     7        SOLE VOTING POWER:             -0-
--------------------------------------------------------------------------------
BENEFICIALLY         8        SHARED VOTING POWER:     6,047,148
  OWNED BY
--------------------------------------------------------------------------------
   EACH              9        SOLE DISPOSITIVE POWER:        -0-
REPORTING
--------------------------------------------------------------------------------
PERSON WITH          10       SHARED DISPOSITIVE POWER: 6,047,148
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON:                             6,047,148
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    44.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:                            IN, HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 890910102                    13D                     Page 4 of 18
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:                Tower Investment Group, Inc.

     IRS IDENTIFICATION NO. OF ABOVE PERSON:  59-2924229
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                (a)  [x]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:                       OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e):                                                         [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:    Florida
--------------------------------------------------------------------------------
NUMBER OF SHARES     7        SOLE VOTING POWER:       6,047,148
--------------------------------------------------------------------------------
BENEFICIALLY         8        SHARED VOTING POWER:           -0-
  OWNED BY
--------------------------------------------------------------------------------
   EACH              9        SOLE DISPOSITIVE POWER:  6,047,148
REPORTING
--------------------------------------------------------------------------------
PERSON WITH          10       SHARED DISPOSITIVE POWER:      -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON:                             6,047,148
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    44.0%           [ ]
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:                            HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 890910102                    13D                     Page 5 of 18
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:                Bay Harbour Management L.C..

     IRS IDENTIFICATION NO. OF ABOVE PERSON:  59-3418243
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                (a)  [x]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:                       OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e):                                                         [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:    Florida
--------------------------------------------------------------------------------
NUMBER OF SHARES     7        SOLE VOTING POWER:       6,047,148
--------------------------------------------------------------------------------
BENEFICIALLY         8        SHARED VOTING POWER:           -0-
  OWNED BY
--------------------------------------------------------------------------------
   EACH              9        SOLE DISPOSITIVE POWER:  6,047,148
REPORTING
--------------------------------------------------------------------------------
PERSON WITH          10       SHARED DISPOSITIVE POWER:      -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON:                             6,047,148
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    44.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:                            IA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 890910102                    13D                     Page 6 of 18
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:                Bay Harbour Investments, Inc.

     IRS IDENTIFICATION NO. OF ABOVE PERSON:  N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                (a)  [X]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:                       OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e):                                                         [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:    Florida
--------------------------------------------------------------------------------
NUMBER OF SHARES     7        SOLE VOTING POWER:             -0-
--------------------------------------------------------------------------------
BENEFICIALLY         8        SHARED VOTING POWER:     1,588,759
  OWNED BY
--------------------------------------------------------------------------------
   EACH              9        SOLE DISPOSITIVE POWER:        -0-
REPORTING
--------------------------------------------------------------------------------
PERSON WITH          10       SHARED DISPOSITIVE POWER: 1,588,759
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON:                             1,588,759
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    11.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:                            CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 890910102                    13D                     Page 7 of 18
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
14   NAME OF REPORTING PERSON:                Bay Harbour 90-1, Ltd.

     IRS IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
16   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                (a)  [x]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
17   SEC USE ONLY
--------------------------------------------------------------------------------
18   SOURCE OF FUNDS:                       OO
--------------------------------------------------------------------------------
19   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e):                                                         [ ]
--------------------------------------------------------------------------------
20   CITIZENSHIP OR PLACE OF ORGANIZATION:    Florida
--------------------------------------------------------------------------------
NUMBER OF SHARES     21       SOLE VOTING POWER:       1,588,759
--------------------------------------------------------------------------------
BENEFICIALLY         22       SHARED VOTING POWER:           -0-
  OWNED BY
--------------------------------------------------------------------------------
   EACH              23       SOLE DISPOSITIVE POWER:  1,588,759
REPORTING
--------------------------------------------------------------------------------
PERSON WITH          24       SHARED DISPOSITIVE POWER:      -0-
--------------------------------------------------------------------------------
25   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON:                            1,588,759
--------------------------------------------------------------------------------
26   CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
27   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    11.6%
--------------------------------------------------------------------------------
28   TYPE OF REPORTING PERSON:                            PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 890910102                    13D                     Page 8 of 18
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:                Trophy Hunter Investments, Ltd..

     IRS IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                (a)  [x]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:                       OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e):                                                         [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:    Florida
--------------------------------------------------------------------------------
NUMBER OF SHARES     7        SOLE VOTING POWER:         881,029
--------------------------------------------------------------------------------
BENEFICIALLY         8        SHARED VOTING POWER:           -0-
  OWNED BY
--------------------------------------------------------------------------------
   EACH              9        SOLE DISPOSITIVE POWER:    881,029
REPORTING
--------------------------------------------------------------------------------
PERSON WITH          10       SHARED DISPOSITIVE POWER:      -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON:                              881,029
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    6.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:                            PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 890910102                    13D                     Page 9 of 18
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:                Trophy Hunters, Inc.

     IRS IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                (a)  [x]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:                       OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e):                                                         [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:    Florida
--------------------------------------------------------------------------------
NUMBER OF SHARES     7        SOLE VOTING POWER:             -0-
--------------------------------------------------------------------------------
BENEFICIALLY         8        SHARED VOTING POWER:       881,029
  OWNED BY
--------------------------------------------------------------------------------
   EACH              9        SOLE DISPOSITIVE POWER:        -0-
REPORTING
--------------------------------------------------------------------------------
PERSON WITH          10       SHARED DISPOSITIVE POWER:  881,029
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON:                              881,029
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    6.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:                            CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 890910102                    13D                     Page 10 of 18
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:                Bay Harbour Partners, Ltd.

     IRS IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                (a)  [x]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:                       OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e):                                                         [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:    Bahamas
--------------------------------------------------------------------------------
NUMBER OF SHARES     7        SOLE VOTING POWER:       2,383,074
--------------------------------------------------------------------------------
BENEFICIALLY         8        SHARED VOTING POWER:           -0-
  OWNED BY
--------------------------------------------------------------------------------
   EACH              9        SOLE DISPOSITIVE POWER:   2,383,074
REPORTING
--------------------------------------------------------------------------------
PERSON WITH          10       SHARED DISPOSITIVE POWER:      -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON:                            2,383,074
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    17.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:                            CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 890910102                    13D                     Page 11 of 18
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:                Lipstick, Ltd.

     IRS IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                (a)  [x]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:                       OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e):                                                         [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:    Bahamas
--------------------------------------------------------------------------------
NUMBER OF SHARES     7        SOLE VOTING POWER:       1,194,286
--------------------------------------------------------------------------------
BENEFICIALLY         8        SHARED VOTING POWER:           -0-
  OWNED BY
--------------------------------------------------------------------------------
   EACH              9        SOLE DISPOSITIVE POWER:  1,194,286
REPORTING
--------------------------------------------------------------------------------
PERSON WITH          10       SHARED DISPOSITIVE POWER:      -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON:                            1,194,286
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    8.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:                            CO
--------------------------------------------------------------------------------

                  This Amendment No. 4 amends and supplements the Statement on
Schedule 13D, originally filed with the U.S. Securities and Exchange Commission (the "SEC") on July 6, 1998, as amended on August 12, 1998, October 26, 1998 and November 30, 1998 ( the "Schedule 13D"), by Bay Harbour Management L.C. ("Bay Harbour"), Tower Investment Group, Inc. ("Tower"), as the majority stockholder of Bay Harbour, Steven A. Van Dyke ("Van Dyke"), and Douglas P. Teitelbaum ("Teitelbaum"), and adds the following persons (herein referred to collectively with Bay Harbour, Tower, Van Dyke and Teitelbaum as the "Reporting Persons"):
Bay Harbour Investments, Inc., Bay Harbour 90-1, Ltd., Trophy Hunters, Inc., Trophy Hunter Investments, Ltd., Bay Harbour Partners, Ltd. and Lipstick, Ltd. Capitalized terms contained herein but not otherwise defined have the meanings ascribed to them in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended as follows:

                  This Statement is being filed by and on behalf of Bay Harbour, Tower, Van Dyke, Teitelbaum, Bay Harbour Investments, Inc., Bay Harbour 90-1, Ltd., Trophy Hunters, Inc., Trophy Hunter Investments, Ltd., Bay Harbour Partners, Ltd. and Lipstick, Ltd.

                  Each of Bay Harbour 90-1, Ltd. and Trophy Hunter Investments, Ltd. is a Florida limited partnership. Each of Bay Harbour Partners, Ltd. and Lipstick, Ltd. is a Bahamian corporation. Each of Bay Harbour Investments, Inc. and Trophy Hunters, Inc. is a Florida corporation.

                  The principal business of each of Bay Harbour 90-1, Ltd., Trophy Hunter Investments, Ltd., Bay Harbour Partners, Ltd. and Lipstick, Ltd. is investing in securities. The principal business of Bay Harbour Investments, Inc. is serving as the general partner of Bay Harbour 90-1, Ltd. The principal business of Trophy Hunters, Inc. is serving as the general partner of Trophy Hunter Investments, Ltd.

                  During the last five years, none of the Reporting Persons has
(i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  The business address of each of the Reporting Persons (other than Teitelbaum, Bay Harbour Partners, Ltd. and Lipstick, Ltd.) is 777 South Harbour Island Boulevard, Suite 270, Tampa, Florida 33602. The business address of each of Bay Harbour Partners, Ltd. and Lipstick, Ltd. is c/o MeesPierson, Charlotte House, Charlotte Street, Nassau, Bahamas. The business address of Teitelbaum is 885 Third Avenue, 34th Floor, New York, New York 10022.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended as follows:

                  On June 25, 1998, Bay Harbour purchased for Bay Harbour 90-1, Ltd., Bay Harbour Partners, Ltd. and Lipstick, Ltd., in a secondary purchase, 6-1/2% Convertible Subordinated Debentures Due 2003 of Tops in the aggregate principal amount of $6,090,000 (such debentures held by Bay Harbour, the"Debentures"). On September 24, 1998, the Debentures were converted into 3,480,000 shares of Tops Common Stock, of which 914,285 shares are held by Bay Harbour 90-1, Ltd., 1,371,429 shares are held by Bay Harbour Partners, Ltd. and 1,194,286 shares are held by Lipstick, Ltd.

                  On July 20, 1998, Bay Harbour purchased for Bay Harbour 90-1, Ltd., Bay Harbour Partners, Ltd. and Trophy Hunter Investments, Ltd., for an aggregate purchase price of $5,040,000, 1,400,000 newly-issued shares of Tops Common Stock, of which 367,800 shares are held by Bay Harbour 90-1, Ltd., 551,700 shares are held by Bay Harbour Partners, Ltd. and 480,500 are held by Trophy Hunter Investments, Ltd.

                  On July 24, 1998, Bay Harbour purchased for Bay Harbour 90-1, Ltd., Bay Harbour Partners, Ltd. and Trophy Hunter Investments, Ltd., in a secondary purchase, for an aggregate purchase price of $600,000, 200,000 shares of Tops Common Stock, of which 52,600 shares are held by Bay Harbour 90-1, Ltd., 78,800 shares are held by Bay Harbour Partners, Ltd. and 68,600 shares are held by Trophy Hunter Investments, Ltd.

                  On August 11, 1998, Bay Harbour purchased for Bay Harbour 90-1, Ltd., Bay Harbour Partners, Ltd. and Trophy Hunter Investments, Ltd., in a secondary purchase, for an aggregate purchase price of $900,000, 300,000 shares of Tops Common Stock, of which 78,814 shares are held by Bay Harbour 90-1, Ltd., 118,222 shares are held by Bay Harbour Partners, Ltd. and 102,964 shares are held by Trophy Hunter Investments, Ltd.

                  On October 5, 1998, due to a Purchase Price adjustment pursuant to the terms of the Tops Purchase Agreement, Bay Harbour 90-1, Ltd. received 110,334 shares of Tops Common Stock, Bay Harbour Partners, Ltd. received 165,522 shares of Tops Common Stock and Trophy Hunter Investments, Ltd. received 144,144 shares of Tops Common Stock.

                  On November 5, 1998, due to a Purchase Price adjustment pursuant to the terms of the Tops Purchase Agreement, Bay Harbour 90-1, Ltd. received 64,926 shares of Tops Common Stock, Bay Harbour Partners, Ltd. received 97,401 shares of Tops Common Stock and Trophy Hunter Investments, Ltd. received 84,821 shares of Tops Common Stock.


ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended in its entirety as follows:

                  The Reporting Persons consider their beneficial ownership of Tops Common Stock as an investment in the ordinary course of business. From time to time, the Reporting Persons may acquire additional shares of Tops Common Stock or dispose of all or some of the shares of Tops Common Stock which they beneficially own. As a result of the Reporting Persons' aggregate beneficial ownership of more than 44% of Tops Common Stock outstanding, their right to receive additional shares of Tops Common Stock under the Tops Purchase Agreement and the three members of the Board of Directors of Tops which they have designated, the Reporting Persons may be deemed to be controlling shareholders of Tops. The Reporting Persons intend to review their investment in Tops on a continuing basis and may change their plans depending upon future developments.

                  Except as set forth in this Item 4 and in Items 5 (with respect to Bay Harbour's rights to designate nominees to the Board of Directors of Tops) and 6, the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended in its entirety as follows:

                  (a) As of the filing date of this Statement, the Reporting Persons beneficially owned in the aggregate 6,052,148 shares of Tops Common Stock, constituting approximately 44.1% of the outstanding shares of Tops Common Stock based upon 13,731,261 shares of Tops Common Stock outstanding as of November 2, 1998 (determined based upon 13,484,113 shares outstanding as set forth in a Form 10-Q filed on November 13, 1998 with the SEC by Tops plus shares comprising the Additional Adjustment Stock). The Reporting Persons may be deemed to have direct beneficial ownership of shares of Tops Common Stock as follows:

                                                           Approximate
                                                           Percentage of
                                    Number of Shares       Outstanding Shares of
                                    of Tops Common         Tops Common Stock
Name                                Shares                 Beneficially Owned

Van Dyke                            6,052,148(1)           44.1%
Teitelbaum                          6,047,148              44.0%
Tower                               6,047,148              44.0%
Bay Harbour                         6,047,148              44.0%
Bay Harbour Investments, Inc.       1,588,759              11.6%
Bay Harbour 90-1, Ltd.              1,588,759              11.6%

Bay Harbour Partners, Ltd.          2,383,074              17.4%
Trophy Hunters, Inc.                881,029                 6.4%
Trophy Hunter Investments, Ltd.     881,029                 6.4%
Lipstick, Ltd.                      1,194,286               8.7%

(1) Includes 5,000 shares of Tops Common Stock held in a joint account with Ann Van Dyke, not a Reporting Person.

                  For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, (A) Van Dyke and Teitelbaum, as directors, executive officers and shareholders of Tower, may be deemed to beneficially own all shares of Tops Common Stock that are owned beneficially by Tower and (B) Tower, as the majority shareholder of Bay Harbour, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Tops Common Stock that are beneficially owned by Bay Harbour. Each of Van Dyke and Teitelbaum disclaim beneficial ownership of such shares for all other purposes.

                  Bay Harbour Investments, Inc., as the general partner of Bay Harbour 90-1, Ltd., may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) shares of Tops Common Stock which Bay Harbour 90-1, Ltd. may be deemed to possess direct beneficial ownership. Each of Van Dyke and Teitelbaum, as shareholders, officers and directors of Bay Harbour Investments, Inc., Bay Harbour and Tower may be deemed to beneficially own shares of Tops Common Stock which Bay Harbour 90-1, Ltd. may be deemed to beneficially own. Each of Van Dyke and Teitelbaum disclaims beneficial ownership of such shares for all other purposes.

                  Trophy Hunters, Inc., as the general partner of Trophy Hunter Investments, Ltd., may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) shares of Tops Common Stock which Trophy Hunter Investments, Ltd. may be deemed to possess direct beneficial ownership. Each of Van Dyke and Teitelbaum, as shareholders, officers and directors of Trophy Hunters, Inc., Bay Harbour and Tower may be deemed to beneficially own shares of Tops Common Stock which Trophy Hunter Investments, Ltd. may be deemed to beneficially own. Each of Van Dyke and Teitelbaum disclaims beneficial ownership of such shares for all other purposes.

                  Bay Harbour, as the investment advisor of Bay Harbour Partners, Ltd., may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) shares of Tops Common Stock which Bay Harbour Partners, Ltd. may be deemed to possess direct beneficial ownership. Each of Van Dyke and Teitelbaum, as shareholders, officers and directors of Bay Harbour and Tower may be deemed to beneficially own shares of Tops Common Stock which Bay Harbour Partners, Ltd. may be deemed to beneficially own. Each of Van Dyke and Teitelbaum disclaims beneficial ownership of such shares for all other purposes.

                  Bay Harbour, as the investment advisor of Lipstick, Ltd., may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) shares of Tops Common Stock which Lipstick, Ltd. may be deemed to possess direct beneficial ownership. Each of Van Dyke and Teitelbaum, as shareholders, officers and directors of Bay Harbour and Tower may be deemed to beneficially own shares of Tops Common Stock which Lipstick, Ltd. may be deemed to beneficially own. Each of Van Dyke and Teitelbaum disclaims beneficial ownership of such shares for all other purposes.

                  (b) Each of Bay Harbour and Tower has the sole power to vote or direct the vote of the 6,047,148 shares of Tops Common Stock held in accounts that it manages, and the sole power to dispose or direct the disposition of all such shares of Tops Common Stock. Van Dyke and Teitelbaum may be deemed to share with Bay Harbour the power to vote or to direct the vote and to dispose of or to direct the disposition of such shares of Tops Common Stock.

                  Van Dyke's wife, Ann Van Dyke (not a Reporting Person) may be deemed to share with Van Dyke the power to vote or direct the vote and to dispose of or direct the disposition of 5,000 shares of Tops Common Stock.

                  Bay Harbour 90-1, Ltd. has the sole power to vote or direct the vote of 1,588,759 shares of Tops Common Stock and the sole power to dispose or direct the disposition of such shares. Tower, Bay Harbour, Bay Harbour Investments, Inc., Van Dyke and Teitelbaum may be deemed to share with Bay Harbour 90-1, Ltd. the power to vote or to direct the vote and to dispose or to direct the disposition of such shares.

                  Bay Harbour Partners, Ltd. has the sole power to vote or direct the vote of 2,383,074 shares of Tops Common Stock and the sole power to dispose or direct the disposition of such shares. Tower, Bay Harbour, Van Dyke and Teitelbaum may be deemed to share with Bay Harbour Partners, Ltd. the power to vote or to direct the vote and to dispose or to direct the disposition of such shares.

                  Lipstick, Ltd. has the sole power to vote or direct the vote of 1,194,286 shares of Tops Common Stock and the sole power to dispose or direct the disposition of such shares. Tower, Bay Harbour, Van Dyke and Teitelbaum may be deemed to share with Lipstick, Ltd. the power to vote or to direct the vote and to dispose or to direct the disposition of such shares.

                  Trophy Hunter Investments, Ltd. has the sole power to vote or direct the vote of 881,029 shares of Tops Common Stock and the sole power to dispose or direct the disposition of such shares. Tower, Bay Harbour, Trophy Hunters, Inc., Van Dyke and Teitelbaum may be deemed to share with Trophy Hunter Investments, Ltd. the power to vote or to direct the vote and to dispose or to direct the disposition of such shares.

                  (c) Except for the termination of the Option Agreements (described below in Item 6), to the best knowledge and belief of the undersigned, no transactions involving Tops Common Stock have been effected during the past 60 days by the Reporting Persons or by their directors, executive officers or controlling persons.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Tops Common Stock, except the dividends from, or proceeds from the sale of shares of Tops Common Stock in each respective account managed by Bay Harbour and the investment partnerships for which Bay Harbour acts as an investment advisor will be delivered into each such respective account or to such investment partnership, as the case may be. Other than John M. Templeton through his investment in Bay Harbour Partners, Ltd., Gentleness, Limited and Templeton Religion Trust, no such individual account, investment partnership or limited partner thereof has an interest in shares of Tops Common Stock reported in this Schedule 13D representing more than five percent of the Tops Common Stock outstanding.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended as follows:

                  The respective partnership agreements of Bay Harbour 90-1, Ltd. and Trophy Hunter Investments, Ltd. each contains provisions whereby its general partner (i.e., Bay Harbour Investments, Inc. in the case of Bay Harbour 90-1, Ltd. and Trophy Hunters, Inc. in the case of Trophy Hunter Investments, Ltd.) will receive annually a certain percentage of realized and unrealized profits, if any, derived from the partnership's investments. The agreements governing Bay Harbour Partners, Ltd. and Lipstick, Ltd. provide that Bay Harbour, as investment advisor, will receive annually a certain percentage of realized and unrealized profits, if any, derived from Bay Harbour Partners, Ltd. or Lipstick, Ltd. investments, respectively. Bay Harbour also receives annually a certain percentage of realized and unrealized profits, if any, resulting from the investments in each of its managed accounts.

                  On February 23, 1999, Bay Harbour unilaterally terminated (i) the Option Agreement, dated July 17, 1998, between the Turchin Family Limited Partnership and Bay Harbour, pursuant to which Bay Harbour had the right to acquire 200,000 shares of Tops Common Stock at $4.00 per share through July 11, 1999 and (ii) the Option Agreement, dated August 11, 1998, between Mellon Bank, N.A., as Trustee under the Westinghouse Electric Corporation Master Trust Agreement for the Westinghouse Pension Plan, and Bay Harbour, pursuant to which Bay Harbour had the right to acquire 300,000 shares of Tops Common Stock at a price of $4.00 per share through August 5, 1999.

                  Bay Harbour terminated the Option Agreements to allow Bay Harbour to receive additional shares of Tops Common Stock from Tops in connection with the Purchase Price adjustment provisions of the Tops Purchase Agreement without beneficially owning 50% or more of Tops Common Stock outstanding. Beneficial ownership by certain persons or group of persons of 50% or more of Tops Common Stock outstanding would trigger a requirement of Tops to offer to redeem all of the 6-1/2% Convertible Subordinated Debentures Due 2003 issued by Tops at 101% of the principal amount of any such Debentures, together with accrued interest to the Redemption Date (as such term is defined in the Indenture, dated as of November 30, 1993, between Tops and Midlantic National Bank, as Trustee).

                  Pursuant to the terms of the Tops Purchase Agreement, based on the current market price of Tops Common Stock, Bay Harbour is entitled to receive another Purchase Price adjustment upon delivery of a letter to Tops requesting such adjustment. Such adjustment would consist of a payment by Tops in either Tops Common Stock or cash, at Tops' option. However, Bay Harbour has not yet sent such a letter.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended to read as follows:

         EXHIBIT I Joint Filing Agreement, dated March 1, 1999, by and among Bay Harbour, Tower, Van Dyke, Teitelbaum, Bay Harbour 90-1, Ltd., Trophy Hunter Investments, Ltd., Bay Harbour Investments, Ltd., Trophy Hunters, Inc., Bay Harbour Partners, Ltd. and Lipstick Ltd.

                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated as of:  March 1, 1999           TOWER INVESTMENT GROUP, INC.

                                      By:  /s/ Steven A. Van Dyke
                                            --------------------------------
                                            Name:      Steven A. Van Dyke
                                            Title:     President



                                      BAY HARBOUR MANAGEMENT L.C.

                                      By:  /s/ Steven A. Van Dyke
                                            --------------------------------
                                            Name:      Steven A. Van Dyke
                                            Title:     President



                                           /s/ Steven A. Van Dyke
                                           --------------------------------
                                            STEVEN A. VAN DYKE



                                           /s/ Douglas P. Teitelbaum
                                           --------------------------------
                                            DOUGLAS P. TEITELBAUM



                                      BAY HARBOUR 90-1, LTD.

                                      By:  /s/ Steven A. Van Dyke
                                           --------------------------------
                                           Name:      Steven A. Van Dyke
                                           Title:     Authorized Signatory

                                      TROPHY HUNTER INVESTMENTS, LTD.

                                      By:  /s/ Steven A. Van Dyke
                                           --------------------------------
                                           Name:      Steven A. Van Dyke
                                           Title:     Authorized Signatory



                                      BAY HARBOUR INVESTMENTS, INC.

                                      By:  /s/ Steven A. Van Dyke
                                           --------------------------------
                                           Name:      Steven A. Van Dyke
                                           Title:     Authorized Signatory



                                      TROPHY HUNTERS, INC.

                                      By:  /s/ Steven A. Van Dyke
                                           --------------------------------
                                      Name:      Steven A. Van Dyke
                                      Title:     Authorized Signatory



                                      BAY HARBOUR PARTNERS, LTD.

                                      By:  /s/ Steven A. Van Dyke
                                           --------------------------------
                                      Name:      Steven A. Van Dyke
                                      Title:     Authorized Signatory



                                      LIPSTICK, LTD.

                                      By:  /s/ Steven A. Van Dyke
                                           --------------------------------
                                           Name:      Steven A. Van Dyke
                                           Title:     Authorized Signatory